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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTEGRAL VISION, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45811H106
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45811H106

1	NAMES OF REPORTING PERSONS: John R. Kiely, III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		3,619,865

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,200

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,619,865

WITH:	8	SHARED DISPOSITIVE POWER:

		10,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,630,065

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a). Name of Issuer:
Item 1(b). Name of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address or Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership:
Item 5. Ownership of Five Percent or Less of a Class:
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Item 8. Identification and Classification of Members of the Group:
Item 9. Notice of Dissolution of Group
Item 10. Certification

Item 1(a).	Name of Issuer:
Integral Vision, Inc.
Item 1(b).	Name of Issuer’s Principal Executive Offices:
4 9 1 1 3 Wixom Tech Drive
Wixom, Michigan 4 8 3 9 3
Item 2(a).	Name of Person Filing:
John R. Kiely, III
Item 2(b).	Address or Principal Business Office or, if none, Residence:
1 7 8 1 7 Davis Road
Dundee, MI 4 8 1 3 1
Item 2(c).	Citizenship:
United States of America
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
4 5 8 1 1 H 1 0 6
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership:

John R. Kiely, III:

(a)	Amount Beneficially Owned:		3,360,065
	(includes warrants to purchase 114,684 shares)

(b)	Percent of Class:		12.26%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	3,619,865

	(ii)	shared power to vote or to direct the vote:	10,200

	(iii)	sole power to dispose or to direct the disposition of:	3,619,865

	(iv)	shared power to dispose or to direct the disposition of:	10,200
Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2006

/s/ John R. Kiely, III

John R. Kiely, III